EXHIBIT 3.1




                          CERTIFICATE OF INCORPORATION

                                       OF

                           MEDICAL NUTRITION USA, INC.


FIRST: The name of the corporation is Medical Nutrition USA, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, DE 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The Corporation shall have authority to issue Twenty-Five Million (25,000,000) shares of capital stock, consisting of Twenty Million (20,000,000) shares of Common Stock, $0.001 par value per share, and Five Million (5,000,000) shares of Preferred Stock, $0.001 par value per share. The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them.

FIFTH: The name and mailing address of the sole incorporator is:

                             Kenneth D. Polin, Esq.
                                 Foley & Lardner
                           402 W. Broadway, Suite 2300
                           San Diego, California 92101

SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware (including, without limitation, paragraph (7) of subsection
(b) of Section 102 thereof), as the same may be amended and supplemented from time to time.

The Corporation shall indemnify to the fullest extent permitted by the General Corporation Law of the State of Delaware (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, any and all persons whom it shall have power to indemnify under the General Corporation Law of the State of Delaware. The indemnification provided for herein shall not be exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise. Any repeal or modification of any of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such repeal or modification.

SEVENTH: The Board of Directors shall have the power to adopt, amend, or repeal By-Laws of the Corporation, subject to the right of the stockholders of the Corporation to adopt, amend or repeal any By-Law.

EIGHTH: Elections of directors need not be by written ballot.

Dated: March 5, 2003

                                                /s/ KENNETH D. POLIN
                                                ----------------------------
                                                Kenneth D. Polin
                                                Sole Incorporator